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CONTACTS:

LORUS THERAPEUTICS INC.                       CANADIAN MEDIA CONTACT:                         US MEDIA CONTACT:
Corporate Communications                      Hugh Mansfield                                  Jennifer Taylor
Grace Tse                                     Mansfield Communications Inc.                   Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                 Tel:    (416) 599-0024                          Tel:  (212) 370-5045
Email:ir@lorusthera.com                       Email:  hugh@mcipr.com                          E-mail: jennifer@mcipr.com
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            LORUS AND THE U.S. NATIONAL CANCER INSTITUTE GRANTED FDA
     APPROVAL FOR A PHASE II CLINICAL TRIAL IN BREAST CANCER WITH GTI-2040

                 - Second clinical trial with NCI sponsorship -


TORONTO, CANADA, August 12, 2003 - Lorus Therapeutics Inc. ("Lorus") today announced that the U.S. Food and Drug Administration ("FDA") has approved the U.S. National Cancer Institute's (NCI) Investigational New Drug Application
(IND) to begin a Phase II clinical trial to investigate Lorus' lead antisense drug, GTI-2040, as a treatment for metastatic breast cancer in combination with capecitabine (Xeloda, Roche).

On February 11, 2003, Lorus announced a formal clinical trial agreement between the NCI and Lorus in which the NCI will financially sponsor a series of Phase II clinical trials to investigate the safety and efficacy of GTI-2040 in six different cancer indications, while Lorus will provide the drug. This clinical trial of GTI-2040 in breast cancer is based on positive results obtained in previous preclinical and clinical investigations with the drug, and is the second clinical trial initiation in collaboration with the NCI to be approved by the FDA. The first was a clinical study with GTI-2040 in combination with cytarabine for the treatment of acute myeloid leukemia. GTI-2040 is also in a Phase II clinical trial in the U.S. for the treatment of kidney cancer.

"We are very pleased to advance GTI-2040 into a Phase II clinical trial for breast cancer in cooperation with the U.S. NCI. This achievement marks a significant milestone for Lorus and for the development of this drug." said Dr. Jim Wright, chief executive officer, Lorus. "We believe that new treatment approaches with more effective drugs are essential for managing diseases like breast cancer. Previous studies with GTI-2040 indicate its potential to be used in these treatment strategies, so we are looking forward to the results of this very important clinical investigation."


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Dr. Helen Chew of the University of California Davis Cancer Center will be the lead investigator of this GTI-2040 Phase II clinical trial. A total of three sites: the University of California Davis, the University of Southern California, and the City of Hope, together also known as the California Cancer Consortium, will be participating. Since the California Cancer Consortium's inception, thousands of patients have participated in leading clinical studies sponsored by this group.

Breast cancer is the most common cancer diagnosed in North American women and is the second leading cause of cancer deaths. It is estimated that in 2003, approximately 21,340 new cases of breast cancer will be diagnosed in Canada, while 212,600 new cases of the disease will be diagnosed in the U.S. In the same year, approximately 45,500 men and women in North America will die from breast cancer. Although treatable, metastatic breast cancer is considered incurable with few patients achieving long-term survival with standard chemotherapeutic agents.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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